Rule 18f-3 Multiple Class Plan


                        Calvert World Values Fund


         Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that an investment company desiring to offer multiple classes of shares pursuant to the Rule adopt a plan setting forth the differences among the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges. Any material amendment to the plan must be approved by the investment company's Board of Trustees/Directors, including a majority of the disinterested Board members, who must find that the plan is in the best interests of each class individually and the investment company as a whole.

         1. Class Designation. Fund shares shall be designated either Class A or Class C.

         2. Differences in Availability. Class A shares and Class C shares shall both be available through the same distribution channels, except that Class C shares; (1) may not be available through some dealers, and, (2) are not available for purchases of $1 million or more.

         3. Differences in Services. The services offered to shareholders of each Class shall be substantially the same, except that Rights of Accumulation, Letters of Intent and Reinvestment Privileges shall be available only to holders of Class A shares.

         4. Differences in Distribution Arrangements. Class A shares shall be offered with a front-end sales charge, as such term is defined in Article III, Section 26(b), of the Rules of Fair Practice of the National Association of Securities Dealers, Inc. The amount of the front-end sales charge on Class A shares is set forth at Exhibit I. Class A shares shall be subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. The amount of the Distribution Plan expenses for Class A shares, as set forth at Exhibit I, are used to pay the Fund's Distributor for distributing the Fund's Class A shares. This amount includes a service fee at the annual rate of .25 of 1% of the value of the average daily net assets of Class A.

         Class C shares shall be subject to neither a front-end sales charge, nor a contingent deferred sales charge (CDSC). Class C shares shall be subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. The amount of the Distribution Plan expenses for Class C shares is set forth at Exhibit I. The Class C Distribution Plan pays the Fund's Distributor for distributing the Fund's Class C shares. This amount includes a service fee at the annual rate of .25 of 1% of the value of the average daily net assets of Class C.

         5. Expense Allocation. The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) Distribution Plan fees; (b) transfer agent fees and expenses; (c) printing and postage expenses payable by the Fund relating to preparing and distributing materials, such as proxies, to current shareholders of a specific Class; (d) class specific state registration fees; (e) class specific litigation or other legal expenses; (f) certain class specific reimbursement from the investment advisor ; (g) certain class specific contract services (e.g., proxy solicitation); and (h) any other expenses subsequently identified that, in the opinion of counsel, or the Fund's independent public accountants are properly allocated by Class.

         6. Conversion Features. No Class shall be subject to any automatic conversion feature.

         7. Exchange Privileges. Class A shares shall be exchangeable only for (a) Class A shares of other funds managed, administered, or underwritten by Calvert Group; (b) shares of funds managed, administered or underwritten by Calvert Group which do not have separate share classes; and (c) shares of certain other funds specified from time to time.

         Class C shares shall be exchangeable only for (a) Class C shares of other funds managed, administered or underwritten by Calvert Group; (b) Class A shares of other funds managed, administered or underwritten by Calvert Group, if the front-end load on the Class A shares is paid at the time of the exchange; and (c) shares of certain other funds specified from time to time.


Dated:  January 25, 1996


                                   EXHIBIT I

                        Calvert World Values Fund


                         Maximum Class A   Maximum  Class A   Maximum Class C
                         Front-End Sales   12b-1 Fee          12b-1 fee
                         Charge


Global Equity Fund          4.75%             0.35%             1.00%

Capital Accumulation Fund   4.75%             0.35%             1.00%